EXHIBIT 11
Statement Regarding Computation of Per Share Earnings
Basic

	Year Ended September 30,
	2005	2004	2003
Weighted average outstanding shares	709,200	709,106	744,641
Net income (loss)	$33,778	$(527,935)	$115,864
Net income (loss) per common share	$.05	$(.74)	$.16
Diluted

	Year Ended September 30,
	2005	2004	2003
Weighted average outstanding shares	719,982	709,106	759,550
Net income (loss)	$33,778	$(527,935)	$115,864
Net income (loss) per common share	$.05	$(.74)	$.15